Exhibit 99.1

ReneSola Updates Second Quarter 2011 Outlook

JIASHAN, China, July 12, 2011 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL), a leading global manufacturer of solar products, today announced that it has revised its second quarter 2011 guidance primarily due to declines in wafer prices and a challenging solar module market.

For the second quarter of 2011, the Company estimates its total solar wafer and module shipments to be in the range of 290 MW to 300 MW, compared to its previously guided range of 330 MW to 350 MW; revenues to be in the range of US$235 million to US$245 million, compared to its previously guided range of US$280 million to US$300 million; and gross profit margin to be in the range 17% to 19%, compared to its previously guided range of 25% to 27%.

Mr. Xianshou Li, ReneSola’s chief executive officer, commented, “We experienced greater-than-expected price declines in both our core wafer business and supporting module business in the second quarter of 2011. Although the decline in wafer prices will impact our second quarter margins, we believe our low manufacturing costs will continue to decrease with our in-house polysilicon production expansion and proprietary technology advances in manufacturing and will help ease margin pressure. Additionally, our wafers are still selling at a 100% utilization rate.”

Mr. Li continued, “We will maintain our focus on our core wafer business, as well as horizontal expansion to reduce costs, and will continue selling modules to our customers. Despite a relatively cautious near-term outlook, we believe our industry expertise, low-cost manufacturing and strong balance sheet position us well for long-term growth.”

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low-cost production capabilities and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and processing services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s ADSs are traded on The New York Stock Exchange (NYSE: SOL).

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Tony Hung
ReneSola Ltd
Tel:      +86-573-8473-9011
Email: ir@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:      +86-10-8520-6284
Email: sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:      +1-646-460-9989
Email:  sol@ogilvy.com